Exhibit 99.1

TILL CAPITAL LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND THE

TEN MONTHS ENDED SEPTEMBER 30, 2014

(Unaudited)

Notice of Non-review of Interim Financial Statements

The attached interim condensed consolidated financial statements for the nine months ended September 30, 2015 and the ten months ended September 30, 2014 have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

Till Capital Ltd.

Condensed Consolidated Balance Sheets

(Expressed in US dollars)

	September 30, 2015	December 31, 2014
	(Unaudited)
Assets
Cash and cash equivalents	$8,966,401	$17,034,451
Investments (Note 6)	24,814,657	9,291,340
Reinsurance contract receivable	—	6,087,262
Premiums and ceded claims receivable	8,564,786	—
Unpaid claims ceded	10,863,927	—
Unearned premiums ceded	1,418,126	—
Deferred policy acquisition costs (Note 7)	427,049	—
Assets held for sale (Note 4)	6,257,066	—
Investment in associate	1,012,273	—
Note receivable from associate	2,867,852	—
Property, plant and equipment (Note 8)	600,373	5,025,709
Royalty and mineral interests (Note 9)	372,237	13,828,158
Other assets (Note 10)	860,534	1,202,502
Goodwill	4,345,770	346,591

	$71,371,051	$52,816,013

Liabilities and shareholders' equity
Provision for outstanding claims and adjustment expenses (Note 7)	$24,733,020	$6,771,623
Claims and ceded premiums payable	8,436,060	—
Unearned premiums	1,631,864	—
Unearned commissions	399,711	—
Accounts payable and accrued liabilities (Note 11)	5,361,221	824,363
Other liabilities	356,658	392,675
	40,918,534	7,988,661

Shareholders' equity (Note 12)
Share capital	3,429	3,569
Contributed surplus	42,446,013	43,196,024
Accumulated other comprehensive loss	(2,000,265)	(2,629,180)
Deficit	(11,194,082)	(684,361)
Equity attributable to shareholders of Till Capital Ltd.	29,255,095	39,886,052

Non-controlling interests	1,197,422	4,941,300

Total shareholders’ equity	30,452,517	44,827,352

	$71,371,051	$52,816,013

Approved on behalf of the Audit Committee:

"Wayne Kauth"

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

Till Capital Ltd.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited - Expressed in US dollars)

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Ten months ended September 30, 2014
Revenue
Premiums earned	$901,155	$—	$941,077	$—
Insurance contract novation (Note 7)	(5,246,208)	—	(5,246,208)	—
Investment income (loss), net (Note 6)	(120,339)	(1,871,408)	(869,975)	915,561
Other income	80,866	17,277	312,373	49,674
	(4,384,526)	(1,854,131)	(4,862,733)	965,235

Expenses
Claims and claims adjustment expenses	73,005	—	253,215	—
Insurance contract novation (Note 7)	(5,113,010)	—	(5,113,010)	—
General and administrative expenses	1,051,826	1,205,709	3,253,803	4,361,795
Staff costs	565,603	182,270	786,550	1,513,235
Stock-based compensation (Note 12)	39,725	90,890	453,642	233,671
Mineral property impairment (Note 9)	3,380,907	—	4,434,158	18,146,853
Write-off of property, plant and equipment	7,840	(11,678)	111,245	1,807,624
Foreign exchange loss	858,428	273,297	2,514,159	377,151
Interest and other expense (income)	10,623	14,191	122,047	(718,690)
Other (gains) and loses	291,641	—	291,641	(190,411)
	1,166,588	1,754,679	7,107,450	25,531,228
Loss before income taxes	(5,551,114)	(3,608,810)	(11,970,183)	(24,565,993)

Income tax expense	(158,900)	—	(138,603)	(37,995)
Loss for the period	$(5,710,014)	$(3,608,810)	$(12,108,786)	$(24,603,988)
Loss attributable to:
Shareholders of Till Capital Ltd.	(4,507,516)	(3,456,918)	(10,509,721)	(24,307,272)
Non-controlling interests	(1,202,498)	(151,892)	(1,599,065)	(296,716)
Loss for the period	$(5,710,014)	$(3,608,810)	$(12,108,786)	$(24,603,988)
Basic loss per restricted voting share of Till Capital Ltd.	$(1.31)	$(0.96)	$(3.04)	$(8.71)
Weighted average number of restricted voting shares outstanding	3,429,284	3,612,684	3,462,606	2,791,783
Items that may be reclassified to profit and loss:
Loss for the period	$(5,710,014)	$(3,608,810)	$(12,108,786)	$(24,603,988)
Change in cumulative translation adjustment	(402,859)	2,066,081	695,466	1,834,906
Share of other comprehensive gain of associates	—	—	—	541,345
Unrealized gain (loss) on available-for-sale investments, net of tax	126,679	(257,407)	(66,551)	175,451
Comprehensive loss for the period	$(5,986,194)	$(1,800,136)	$(11,479,871)	$(22,052,286)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Till Capital Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited - Expressed in US dollars)

	Nine months ended September 30, 2015	Ten months ended September 30, 2014

Cash flows from operating activities
Loss for the period	$(12,108,786)	$(24,603,988)
Items not affecting cash:
Depreciation and accretion expense	70,932	384,048
Foreign exchange loss	2,514,160	1,212,636
Stock-based compensation	453,642	233,671
(Gain) loss on investments	124,577	(2,120,367)
Gain on sale of mineral interests	—	(403,935)
Impairment losses and write-offs	4,545,403	20,361,544
Other non-cash items, net	430,244	(25,600)
	(3,969,828)	(4,961,991)
Changes in non-cash working capital items:
Decrease in reinsurance receivable	6,087,262	—
Increase in unpaid claims ceded and other insurance assets	(8,781,097)	—
Increase in receivables	(5,642,575)	(322,431)
Increase in insurance contract liabilities	8,188,102	—
Increase (decrease) in accounts payable and accrued liabilities	4,913,239	(734,851)
Other working capital changes	(59,017)	37,682
	736,086	(5,981,591)
Cash flows from investing activities
(Increase) decrease in mineral interests	(313,618)	13,109,826
Sales (purchases) of investments, net	3,870,290	(263,074)
Purchase of Omega Insurance Holdings, Inc. (Note 3)	(12,326,571)	—
Purchase of Till Capital Ltd.	—	(307,067)
Sales (purchases) of property, plant and equipment, net	15,646	(50,371)
Recovery of reclamation bonds	—	4,535
	(8,754,253)	12,493,849
Cash flows from financing activities
Purchase of cash assets (Note 2)	—	9,314,628
Other items, net	(49,883)	(53,811)
	(49,883)	9,260,817

Increase (decrease) in cash and cash equivalents during the period	(8,068,050)	15,773,075
Effect of exchange rate changes on cash	—	87,636
Cash and cash equivalents, beginning of the period	17,034,451	4,952,734
Cash and cash equivalents, end of the period	$8,966,401	$20,813,445

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Till Capital Ltd.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(Unaudited - Expressed in US dollars)

	Capital Stock				Accumulated other	Non-
	Shares	Amount	Contributed surplus	Treasury shares	comprehensive income (loss)	controlling interests	Deficit	Total
Balance, December 1, 2013	1,803,166	$112,211,426	$9,536,421	$—	$(899,351)	$—	$(68,557,050)	$52,291,446
Fractional shares adjusted for split	(33)	—	—	—	—	—	—	—
Shares issued for asset purchase	1,805,895	15,730,793	—	—	—	—	—	15,730,793
Issuance of shares - properties	3,656	34,299	—	—	—	—	—	34,299
Non-controlling interests	—	—	—	—	—	5,374,915	—	5,374,915
Stock-based compensation and other	—	—	233,671	—	—	—	—	233,671
Change in value of investments	—	—	—	—	175,451	—	—	175,451
Share of comprehensive loss of associates	—	—	—	—	541,345	—	—	541,345
Cumulative translation adjustment	—	(4,520,290)	(690,832)	—	1,825,463	146,389	2,708,216	(531,054)
Net loss for the period	—	—	—	—	—	(296,716)	(24,307,270)	(24,603,986)
Balance, September 30, 2014	3,612,684	$123,456,228	$9,079,260	$—	$1,642,908	$5,224,588	$(90,156,104)	$49,246,880
Balance, January 1, 2015	3,569,184	$3,569	$43,196,024	$—	$(2,629,180)	$4,941,300	$(684,361)	$44,827,352
Adjustment for prior year return of shares	—	—	(321,305)	—	—	—	—	(321,305)
Purchase of treasury shares	—	—	—	(841,520)	—	—	—	(841,520)
Cancellation of treasury shares	(139,900)	(140)	(841,380)	841,520	—	—	—	—
Stock-based compensation	—	—	412,674	—	—	—	—	412,674
Change in value of investments	—	—	—	—	(66,551)	—	—	(66,551)
Cumulative translation adjustment	—	—	—	—	695,466	—	—	695,466
Loss from loss of control of subsidiary	—	—	—	—	—	(2,144,813)	—	(2,144,813)
Net loss for the period	—	—	—	—	—	(1,599,065)	(10,509,721)	(12,108,786)
Balance, September 30, 2015	3,429,284	$3,429	$42,446,013	$—	$(2,000,265)	$1,197,422	$(11,194,082)	$30,452,517

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

1.	NATURE OF OPERATIONS

Till Capital Ltd. ("the Company" or "Till") was incorporated under the laws of Bermuda on August 20, 2012 under the name Resource Holdings Ltd. On March 19, 2014, the Company changed its name to Till Capital Ltd. in accordance with the Company's bye-laws and section 10 of the Bermuda Companies Act 1981, as amended (the "Companies Act"). Till is an exempted holding company with its principal place of business at Continental Building, 25 Church Street, Hamilton HM12, Bermuda. Till's registered office is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda and its registered agent is Compass Administration Services Ltd.

Till was formed to respond to the market need for more capacity for certain types of insurance and reinsurance. Till conducts its reinsurance business through Resource Re Ltd. (“RRL”), a wholly-owned subsidiary of Till that was incorporated in Bermuda on August 20, 2012 and licensed as a Class 3A insurance company in Bermuda by the Bermuda Monetary Authority (“BMA”) on August 28, 2013. RRL operates through the Multi-Strat Re Ltd. ("MSRE") program as a global property and casualty reinsurer to acquire medium to long-term, customized reinsurance contracts with capped liabilities and diversification in specialty property and casualty lines. MSRE is a Bermuda based privately-held reinsurance company.

RRL's business strategy is to produce both underwriting profits from reinsurance policies and investment returns by investing reinsurance premiums and corporate capital. RRL generates underwriting income by offering reinsurance coverage to a select group of insurance companies, captive insurers that wish to redeploy capital more productively, profitable privately-held insurers with capital constraints that limit growth or wish to redeploy capital more productively, and insurers and reinsurers that are under regulatory, capital, or ratings stress. RRL's investment team has extensive experience in finance, trading, and operations.

On May 15, 2015, the Company acquired all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately-held Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company (a fully licensed insurance company) and Focus Group, Inc. Omega’s mission is to offer secure, innovative, and customized solutions for insurers/reinsurers exiting the market and organizations with unique insurance needs in a cost effective manner. Omega’s expertise in both the Canadian run-off phase and the Canadian start-up phase for a foreign insurance company gives Omega a strategic advantage in its two main target markets:

•	To provide those insurers wishing to access the Canadian market an ability to do so in an efficient manner through fronting arrangements and other means.

•	To provide those insurers wishing to exit Canada, through a dedicated company with experience in handling run-off business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate surplus capital in a more timely fashion.

2.	BASIS OF PRESENTATION

Basis of presentation and measurement

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting". The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the ten months ended December 31, 2014 that have been prepared in accordance with IFRS as issued by the IASB. The interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and stock based awards that have been measured at fair value.

Change of presentation currency

In May 2015, the Company completed a U.S. exchange listing to broaden its access to capital markets. The Company’s shares commenced trading on Nasdaq on May 26, 2015. Going forward, the Company anticipates raising capital primarily in the U.S. market. The Company’s board of directors accordingly made a decision to change the Company’s financial statements’ presentation currency from Canadian dollars to U.S. dollars starting with the second quarter of 2015 so that investors in the U.S can better understand the Company’s financial results and financial position, and so that the financial statements are more comparable to other companies in the U.S. market.

The unaudited interim condensed consolidated financial statements have been prepared in U.S. dollars as if the U.S. dollar had been the presentation currency since January 1, 2015, and all comparative prior period financial statements have been restated to U.S. dollars in accordance with International Accounting Standard (“IAS”) 21, "The Effect of Changes in Foreign Exchange Rates".

AMB's purchase of Till as the accounting acquirer

Americas Bullion Royalty Corp. ("AMB"), formerly Golden Predator Corp., was incorporated under the laws of the Province of British Columbia on January 6, 2009. AMB's business was to generate passive royalty income from its royalty properties, conduct mining exploration and development activities, and invest in undervalued natural resource assets. AMB’s principal royalty properties were located in Nevada, United States and its exploration properties were primarily located in the Yukon, Canada.

On April 17, 2014, as a part of the Company's reorganization plan, AMB purchased all of the issued and outstanding shares of Till from MultiStrat Holdings Ltd. ("MSH") for $1.4 million. The assets of Till included $1.0 million cash and a 100% interest in Resource Re Ltd. AMB was considered the accounting acquirer and Till was the legal acquirer. The following factors from guidelines in IFRS 3, "Business Combinations" ("IFRS 3"), were used in determining that AMB was the accounting acquirer:

5

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

•	AMB initiated and managed the transaction and the board of directors and senior management of AMB remained with Till subsequent to the reorganization.

•	The shareholders of AMB received 50.01% of the total shares issued or 1,806,789 shares of the total 3,612,684.

•	The carrying value of the AMB assets was greater than that of the assets of Till.

•	The estimated fair value of the AMB assets, based on AMB's market capitalization, exceeded the estimated fair value of the assets of Till.

•	AMB purchased all of the issued and outstanding shares of Till by transferring approximately $1.4 million for the purchase.

Changes in accounting period

In 2014, in conjunction with the reorganization plan, the Company changed its year-end from February 28 to December 31. Therefore, the interim condensed consolidated financial statements presented herein are for the three and nine months ended September 30, 2015 compared to the three and ten months ended September 30, 2014.

Basis of consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries.

Subsidiaries are entities that the Company controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when a company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through ownership of more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in consolidation.

Where necessary, adjustments are made to the financial statements of the subsidiaries and entities to conform their accounting policies with those used by the Company.

The Company’s major subsidiaries and ownership interests as of September 30, 2015 are as follows:

Name of Subsidiary	Country of Incorporation	Functional Currency	Proportion of Ownership Interest	Principal Activity
Resource Re, Ltd.	Bermuda	US	100%	Reinsurance
Silver Predator Corp.	British Columbia, Canada	Canadian	71.65%	Mineral exploration
Omega Insurance Holdings, Inc.	Canada	Canadian	100%	Holding company
Omega General Insurance Company	Canada	Canadian	100%	Insurance
Focus Group, Inc.	Canada	Canadian	100%	Insurance consulting
Till Capital US Holding Corp.	Nevada, USA	US	100%	Holding company
Till Management Company	Nevada, USA	US	100%	Investment management
Golden Predator U.S. Holding Corp.	Nevada, USA	US	100%	Management services

New accounting standards

The Company is currently evaluating the impact of the following pronouncements and has not yet determined the impact on its consolidated financial statements:

Financial Instruments

IFRS 9, "Financial Instruments" ("IFRS 9"), addresses the classification, measurement, and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the complete version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, "Financial Instruments: Recognition and Measurement" (“IAS 39”). Additionally, IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets, and some modifications related to hedge accounting. This final version of IFRS 9 will become effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), replaces IAS 11, “Construction Contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer Loyalty Programmes”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfer of Assets From Customers”, and Standard Interpretations Committee (“SIC”) 31, “Revenue - Barter Transaction Involving Advertising Services”. IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This revenue standard introduces a single, principles-based, five-step model for the recognition of revenue when control of a good or service is transferred to the customer and requires the reporting entity to identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price, and recognize revenue when a performance obligation is satisfied. IFRS 15 is intended to enhance disclosures about revenue to help investors better understand the nature, amount, timing, and uncertainty of revenue and cash flows from contracts with customers and to improve the comparability of revenue from contracts with customers. This standard will become effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

6

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

3.	ACQUISITION

On May 15, 2015, the Company completed the acquisition of Omega Insurance Holdings, Inc., a privately-held Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company (a fully licensed insurance company) and Focus Group Inc.

In the second quarter of 2015, the Company reported the purchase price of $14,062,970 represents 1.2 times the book value as of the closing date, and includes an additional amount of $751,880 for pending insurance transactions in process. All payments are subject to a 5% hold-back to be paid to Omega shareholders based on 2015 year-end results, and adjusted to give effect to any adverse development above 10% in claim reserves as calculated from the closing date until December 31, 2015.

One of the two pending insurance transactions was closed in the third quarter and the other one was closed in October 2015; the final amount for the two insurance transactions is $730,994. Accordingly, the final purchase price is $14,042,084.

The Company has not completed the process of determining the fair value of its losses and loss adjustment expense reserves acquired in the acquisition pursuant to IFRS 3. The valuation will be completed within the measurement period, which cannot exceed 12 months from the acquisition date. As a result, the fair value recorded is a provisional estimate and may be subject to adjustment. Once completed, any adjustment resulting from the valuations may impact the individual amounts recorded for assets acquired and liabilities assumed.

The following summarizes the preliminary allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of acquisition:

Consideration:
1.2 times the book value as of May 15, 2015	$13,311,090
Pending insurance transactions	730,994
Total purchase price	$14,042,084

Fair value of net assets acquired:
Cash and cash equivalents	$463,339
Investments	21,578,246
Accrued investment income	287,991
Trade and other receivables	3,357,467
Unpaid claims ceded	4,400,547
Goodwill	3,999,179
Capital assets	45,774
Deferred income taxes	600,668
Total fair value of assets acquired	34,733,211

Payables and accruals	3,742,756
Provision for unpaid claims and adjustment expenses	13,225,004
Other liabilities	3,723,367
Total liabilities assumed	20,691,127

Net assets acquired	$14,042,084

The Company has attributed $3,999,179 of the purchase price to goodwill. The results of operations from this acquisition have been included in the condensed consolidated financial statements from the date of acquisition. As a result, net revenue of $1,138,497 and net income of $567,713 from Omega were included in the condensed consolidated statements of comprehensive loss for the three months ended September 30, 2015, net revenue of $1,286,110 and net income of $468,649 were included in the condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2015.

The difference between the original carrying value of the insurance liabilities and reinsurance assets acquired at the date of acquisition and their fair value was recorded as fair value adjustment ("FVA") to the liabilities and assets. The FVA is amortized over the estimated payout period of the outstanding losses and loss expenses assumed.

The unaudited pro forma financial information below represents the combined results of the Company's operations as if the Omega acquisition had occurred at the beginning of the periods presented. The amounts below for the three months ended September 30, 2015 represent the actual results for that period. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have occurred if the acquisition had taken place at the beginning of the periods presented, nor is it indicative of future operating results.

7

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Ten months ended September 30, 2014
Revenue (negative revenue)	$(4,384,526)	$4,240,074	$(3,280,798)	$19,979,451
Net loss	$(5,710,014)	$(3,555,276)	$(10,705,856)	$(24,129,059)

4.	ASSETS HELD FOR SALE

In the second quarter of 2015, the Company's controlled subsidiary Silver Predator Corp. ("SPD") announced its intention to realize value from assets by initiating the process to sell all, or part, of the tangible and intangible assets at some of its properties in Nevada. There is an active program in place to sell these assets, and active negotiations are being held with potential buyers. It is expected the sale will be completed within one year. Pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”), the following assets and liabilities are classified as assets held for sale and liabilities held for sale.

September 30, 2015
Assets:

Cash and cash equivalents	$42
Receivables, prepaid expenses, and deposits	24,228
Reclamation bonds	32,402
Property, plant and equipment	3,969,896
Mineral properties	2,230,498
$6,257,066

Liabilities:

Accounts payable and accrued liabilities	$12,208

5.	LOSS OF CONTROL OF SUBSIDIARY

On September 2, 2015, the Company entered into a separation agreement with Mr. Sheriff, a former officer and director, whereby 7,100,000 shares of the Company's controlled subsidiary, Golden Predator Mining Corp. ("GPY"), were transfered to Mr. Sheriff. As a result, as of September 30, 2015, the Company no longer has a controlling interest in GPY but maintains significant influence in GPY as a result of holding more then 20% of GPY's voting power. Accordingly, the Company consolidated GPY through September 30, 2015 and recognized a loss from loss of control of subsidiary in the amount of $291,641 during the period ended September 30, 2015. The remaining GPY shares were reported at fair value as Investment in associate at September 30, 2015.

As part of the separation agreement between the Company and Mr. Sheriff, the Company granted Mr. Sheriff two assignable options, each with a term of 18 months, to purchase the balance of the Company’s 11,812,154 GPY shares. The first option is to purchase up to 5,500,000 of the Company’s GPY shares according to a staggered schedule and price as follows: a) if exercised by September 30, 2015, at $0.11 CDN per share, b) if exercised by October 31, 2015, at $0.12 CDN per share, c) if exercised by November 30, 2015, at $0.13 CDN per share, d) if exercised by December 23, 2015, at $0.14 CDN per share, e) if exercised after December 23, 2015 and before March 1, 2017, at $0.15 CDN per share. The second option is to purchase up to 6,312,154 of the Company’s GPY shares at $0.15 CDN per share. The Company can accelerate the expiry of either option to a date 45 days after it gives notice to the holder at any time after the ten-day volume-weighted average price (“VWAP”) of the GPY shares is at or above $0.25 CDN per share. The closing price of GPY share on September 30, 2015 was $0.12 CDN. Thus, the derivative liability associated with the remaining options was immaterial as at September 30, 2015. Through the date of the filing of this interim condensed consolidated financial statements, Mr. Sheriff has exercised a total of 1,300,000 GPY share options. The first transaction was completed on September 30, 2015 for 500,000 shares at an exercise price of $0.11 CDN per share and the second transaction was completed on October 30, 2015 for 800,000 shares at an exercise price of $0.12 CDN per share. The Company currently owns approximately 34% of the outstanding shares of GPY.

8

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

6.	INVESTMENTS

Held for trading investments

	September 30, 2015
	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies – natural resource sector	$2,220,445	$449,408	$2,669,853
Public companies – all other sectors	548,535	775,390	1,323,925
Private companies – natural resource sector	1,508,299	(596,905)	911,394
Private companies – all other sectors	100,000	—	100,000
	$4,377,279	$627,893	$5,005,172

	December 31, 2014
	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies – natural resource sector	$6,560,826	$67,004	$6,627,830
Public companies – all other sectors	441,227	(13,807)	427,420
Private companies – natural resource sector	1,508,299	(225,976)	1,282,323
Private companies – all other sectors	256,060	—	256,060
Gold bullion	214,851	(19,517)	195,334
	$8,981,263	$(192,296)	$8,788,967

Available for sale investments

	September 30, 2015
	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Government bonds & guaranteed investment certificates	$18,621,442	$812,689	$19,434,131
Public companies – natural resource sector	620,427	(259,987)	360,440
Public companies – all other sectors	—	—	—
Private company – natural resource sector	—	14,914	14,914
	$19,241,869	$567,616	$19,809,485

	December 31, 2014
	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies – natural resource sector	$768,726	$(333,087)	$435,639
Public companies – all other sectors	59,234	(9,701)	49,533
Private company – natural resource sector	—	17,201	17,201
	$827,960	$(325,587)	$502,373

Total Investments

	September 30, 2015
	Cost	Unrealized Gain	Estimated Fair Value
Held for trading	$4,377,279	$627,893	$5,005,172
Available for sale	19,241,869	567,616	19,809,485
	$23,619,148	$1,195,509	$24,814,657

	December 31, 2014
	Cost	Unrealized Loss	Estimated Fair Value
Held for trading	$8,981,263	$(192,296)	$8,788,967
Available for sale	827,960	(325,587)	502,373
	$9,809,223	$(517,883)	$9,291,340

9

Securities sold short

	September 30, 2015
	Cost	Unrealized Loss	Estimated Fair Value
Public companies – natural resource sector	$(65,548)	$(511)	$(66,059)
Public companies – all other sectors	(4,552)	(3,376)	(7,928)
	$(70,100)	$(3,887)	$(73,987)

	December 31, 2014
	Cost	Unrealized Loss	Estimated Fair Value
Public companies – natural resource sector	$(61,321)	$(11,008)	$(72,329)

Fair value measurement

The fair value of securities in the Company’s investment portfolio is estimated using the following techniques:

Level 1	- Assets or liabilities with quoted prices in active markets. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry company, pricing service, or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2	- Assets or liabilities that are measured using observable market data and are not allocable to level 1. Measurement is based, in particular, on prices for comparable assets and liabilities that are traded on active markets, prices on markets that are not considered active, as well as inputs derived from such prices or market data.

Level 3	- Assets or liabilities that cannot be measured or can only be partially measured using observable market inputs. The measurement of such instruments draws principally on valuation models and methods.

The Company determines the estimated fair value of each individual security utilizing the highest level inputs available.

The Company’s investments in government bonds, guaranteed investment certificates, and public companies are classified as Level 1 investments because the fair values are based on quoted prices in active markets for identical assets that are reported at fair value. The Company’s shares in privately-held companies are valued at the amount stated in the contractual agreement less a discount for which there is no observable market data.

The fair value hierarchy of the Company’s investment holdings is as follows:

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Government bonds & guaranteed investment certificates	$19,434,131	$—	$—	$19,434,131
Public companies – natural resource sector	3,030,293	—	—	3,030,293
Public companies – all other sectors	1,323,925	—	—	1,323,925
Private companies – natural resource sector	—	—	926,308	926,308
Private companies – all other sectors	—	—	100,000	100,000
Investments total	$23,788,349	$—	$1,026,308	$24,814,657

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$6,568,470	$495,000	$—	$7,063,470
Public companies – all other sectors	476,953	—	—	476,953
Private companies – natural resource sector	—	—	1,299,524	1,299,524
Private companies – all other sectors	—	—	256,060	256,060
	7,045,423	495,000	1,555,584	9,096,007
Gold	195,333	—	—	195,333
Investments total	$7,240,756	$495,000	$1,555,584	$9,291,340

10

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

The fair value hierarchy of the Company’s securities sold short is as follows:

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$(66,058)	$—	$—	$(66,058)
Public companies – all other sectors	(7,929)	—	—	(7,929)
Investments total	$(73,987)	$—	$—	$(73,987)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$(72,329)	$—	$—	$(72,329)

A reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using Level 3 Inputs during the nine months ended September 30, 2015 is as follows:

Equity Securities
Level 3 investments as of December 31, 2014	$1,555,584
Purchases	—
Sales	—
Total realized loss	(10)
Change in unrealized loss	(373,206)
Transfers out of Level 3	(156,060)
Level 3 investments as of September 30, 2015	$1,026,308

Net realized and unrealized gain (loss) on Level 3 investments are as follows:

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Ten months ended September 30, 2014
Net realized loss on Level 3 investments	$—	$—	$(10)	$—
Change in unrealized loss on Level 3 investments	(365,577)	(243,443)	(373,206)	(115,372)
Net realized and unrealized gain on Level 3 investments	$(365,577)	$(243,443)	$(373,216)	$(115,372)

Realized gain (loss) on investments, net:

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Ten months ended September 30, 2014
Equities	$(340,300)	$709,084	$(986,361)	$1,922,431
Options, warrants and futures	254,613	271,839	(63,789)	244,930
Bonds	—	—	(42,579)	—
Gold bullion	(19,542)	—	(19,542)	—
Royalties	—	—	—	35,167
Foreign currency	(16,589)	(19,953)	132,327	12,027
Total	$(121,818)	$960,970	$(979,944)	$2,214,555

11

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

Net change in unrealized loss on investments:

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Ten months ended September 30, 2014
Equities	$(123,746)	$(2,571,284)	$379,138	$(393,923)
Options and futures	244,829	40,003	418,318	39,695
Bonds	—	—	10,417	—
Gold bullion	5,410	—	—	—
Foreign currency	(3,738)	65,587	47,494	51,451
Total	$122,755	$(2,465,694)	$855,367	$(302,777)

Investment income (expense):

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Ten months ended September 30, 2014
Net interest and dividends	$126,643	$(9,158)	$238,869	$(31,640)
Investment related expenses	(247,919)	(357,526)	(984,267)	(553,469)
Net investment expense	$(121,276)	$(366,684)	$(745,398)	$(585,109)

Investment income (loss), net:

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Ten months ended September 30, 2014
Net realized gain (loss) on held for trading securities	$(68,529)	$960,970	$(882,891)	$2,214,555
Change in net unrealized gain on held for trading securities	122,755	(2,465,694)	855,367	(302,777)
Net realized loss on available for sale securities	(53,289)	—	(97,053)	—
Change in net unrealized loss on available for sale securities	—	—	—	(411,108)
Net investment expense	(121,276)	(366,684)	(745,398)	(585,109)
Total	$(120,339)	$(1,871,408)	$(869,975)	$915,561

7.	INSURANCE CONTRACT LIABILITES AND DEFERRED POLICY ACQUISITION COSTS

Summary of changes in insurance contract liabilities

	Nine months ended September 30, 2015	Ten months ended December 31, 2014
Balance at beginning of period	$6,771,623	$—
Incurred losses relating to:
Omega acquisition	13,225,004	—
Outstanding loss reserves	6,809,582	3,264,346
Incurred but not reported provision	2,306,149	3,507,277
Total incurred current period	22,340,735	6,771,623
Paid losses related to:
Current period	(7,522,262)	—
Prior period	5,291,137	—
Total paid	(2,231,125)	—
Adjustment due to currency conversion	(2,148,213)	—
Balance at end of period	$24,733,020	$6,771,623

On August 28, 2015, the Company announced that it had novated two reinsurance contracts held by its wholly-owned subsidiary, RRL, to MSRE. The total dollar value of the novated agreements was $5.3 million. The novation releases RRL from its liabilities under these reinsurance contracts. As a result, the Company reversed premium revenue of $5,246,208 and reversed claims and claims adjustment expenses of $5,113,010 during the three months ended September 30, 2015.

12

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

The establishment of the provision for insurance and reinsurance contract liabilities is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include historical trends involving claim payment patterns, pending levels of unpaid claims, product mix or concentration, and claims severity and claim frequency patterns. Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's management, contractors, and independent loss adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions, and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims such as property claims tend to be more predictable than long-tailed claims, such as general liability claims.

Consequently, the establishment of the provision for insurance and reinsurance contract liabilities relies on the judgment and opinion of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social, and regulatory trends, and on the expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

Management, with assistance of professional advisers, continually refines its reserve estimates in a regular ongoing process that includes review of key assumptions, historical loss experience, juridical trends, legislation changes, and specific industry practices. In establishing reserves, the Company takes into account estimated legal defense and indemnity costs, claim complexity, and the potential severity of individual claims. Informed judgment is applied throughout the process.

Deferred policy acquisition costs

	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Ten months ended September 30, 2014
Balance at beginning of period	$369,001	$—	$—	$—
Acquisition costs deferred	2,292,431	—	3,377,563	—
Amortization of deferred policy acquisition costs	(2,205,380)	—	(2,950,514)	—
Adjustment due to currency conversion	(29,003)	—
Balance at end of period	$427,049	$—	$427,049	$—

Commissions, premium taxes, and other costs relating directly to the acquisition of premiums are deferred and amortized over the terms of the related policies to the extent they are considered recoverable from unearned premiums.

The Company periodically performs a liability adequacy test to determine whether unearned premiums, net of deferred acquisitions costs, are sufficient to cover the estimated future costs associated with the unexpired portion of the insurance policies. Any deficiencies are recognized immediately as a reduction in deferred acquisition expenses. Any portion of the estimated future costs in excess of the deferred acquisition costs would be accrued as a liability.

13

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

8.	PROPERTY, PLANT AND EQUIPMENT

	Land and structures	Computer equipment	Leasehold improvements and furniture	Equipment	Total
Cost:
Balance, December 31, 2014	$854,755	$703,445	$97,933	$5,171,924	$6,828,057
Additions	—	6,424	40,989	—	47,413
Dispositions	—	(402,646)	(16,385)	(119,508)	(538,539)
Asset reclassification	—	—	—	(3,977,330)	(3,977,330)
Loss of control of subsidiary	(197,694)	(64,745)	(16,297)	(926,384)	(1,205,120)
Currency translation adjustment	(43,488)	(10,937)	(2,499)	(148,702)	(205,626)
Balance, September 30, 2015	$613,573	$231,541	$103,741	$—	$948,855
Accumulated depreciation:
Balance, December 31, 2014	$244,064	$635,007	$53,729	$869,548	$1,802,348
Depreciation	49,350	32,391	15,402	153,355	250,498
Dispositions	—	(385,867)	(9,072)	(29,671)	(424,610)
Asset reclassification	—	—	—	(7,434)	(7,434)
Loss of control of subsidiary	(168,042)	(63,982)	(11,778)	(860,748)	(1,104,550)
Currency translation adjustment	(30,970)	(10,255)	(1,495)	(125,050)	(167,770)
Balance, September 30, 2015	$94,402	$207,294	$46,786	$—	$348,482
Net carrying amounts:
As at December 31, 2014:	$610,691	$68,438	$44,204	$4,302,376	$5,025,709
As at September 30, 2015:	$519,171	$24,247	$56,955	$—	$600,373

9.	ROYALTY AND MINERAL INTERESTS

	Balance, December 31, 2014	Acquisition costs incurred	Exploration costs incurred	Impairments	Currency translation and other adjustments	Asset Re-classification	Loss of control of subsidiary	Balance, September 30, 2015
Yukon, Canada Properties:
Brewery Creek	$1,836,525	$—	$17,888	$—	$(243,313)	$—	$(1,611,100)	$—
Sonora Gulch	3,071,828	—	11,467	—	(407,872)	—	(2,675,423)	—
3 Aces	1,116,269	7,587	—	—	(148,420)	—	(975,436)	—
Other	1,782,222	17,110	15	(760,515)	(236,964)	—	(801,868)	—
Royalty interests	24,158	—	—	—	—	—	—	24,158
Total Yukon, Canada Properties	$7,831,002	$24,697	$29,370	$(760,515)	$(1,036,569)	$—	$(6,063,827)	$24,158
U.S. and Other Properties:
Taylor	$3,842,488	$—	$36,238	$(3,447,855)	$1,069,129	(1,500,000)	$—	$—
Other SPD Properties	1,579,835	—	212,097	(225,788)	(835,646)	(730,498)	—	—
Other US Properties	462,258	—	11,216	—	(237,970)	—	—	235,504
Royalty interests	112,575	—	—	—	—	—	—	112,575
Total U.S. and Other Properties	$5,997,156	$—	$259,551	$(3,673,643)	$(4,487)	$(2,230,498)	$—	$348,079
Total	$13,828,158	$24,697	$288,921	$(4,434,158)	$(1,041,056)	$(2,230,498)	$(6,063,827)	$372,237

14

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

As part of the reorganization described in Note 2, the Company entered into agreements to transfer certain assets to SPD and GPY, formerly Northern Tiger Resources Inc. Because the reorganization resulted in the Company consolidating SPD and GPY, the mineral properties related to these agreements were adjusted further due to the fair market value of the acquired shares being lower than their book value of the assets on the date of the transaction. On September 30, 2015, the Company lost control of GPY as described in Note 5. As of September 30, 2015, Till owns approximately 72% and 36% of the outstanding shares of SPD and GPY, respectively. The Company has mineral property interests as a result of its controlling interests in SPD. See SPD's publicly disclosed financial statements on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com for additional information regarding these properties.

Taylor, Nevada, U.S.

SPD owns a 100% interest in Taylor Mine and Mill ("Taylor") that is located in White Pine County, Nevada, 27 kilometers south of the town of Ely and 4.0 kilometers (2.5 miles) east of US highway 50. The property includes 197 unpatented and patented lode claims and five unpatented millsite claims totaling 1,578 hectares (3,900 acres), subject to a 2% net smelter royalty.

SPD's Board and management plan to sell Taylor (see Note 4). As a result, pursuant to IFRS 5, Taylor's mineral property was re-measured to fair value resulting in a write-down of $3,447,855, and was classified as assets held for sale as of September 30, 2015.

Springer Tungsten Mine and Mill, Nevada, U.S.

SPD owns 100% interest in the Springer Tungsten Mine and Mill (“Springer”) located in Nevada, U.S. Springer consists of a nearly operationally ready mill and a current tungsten Resource. A Resource is defined by the Canadian Institute of Mining as a concentration or occurrence of a natural solid, in this case tungsten, in such a form and quantity and of such grade or quality that it has a reasonable prospect for economic extraction. While a Resource by definition has reasonable prospects for economic extraction, it does not mean that economic viability has been demonstrated.

On December 31, 2013, SPD completed an amended and restated Preliminary Economic Assessment (“PEA”) on Springer. The PEA was prepared by DMT Geosciences Ltd. of Calgary, Alberta, Canada, an independent mining industry consultant, reviewed and approved by Michael Maslowski BSc. CPG., the Company's Director of Operations and a Qualify Person (QP) as defined by National Instrument 43-101, and was disclosed in accordance with National Instrument 43-101. The financial analysis of the mine restart, based on the current Resource, defines a five year mine life with net present value of $22.8 million at an 8% discount rate and an internal rate of return of 47%. Springer currently carries a mineral interest book value of approximately $730,000 and fixed assets with a book value of approximately $4.0 million.

SPD's board and management plan to sell SMC, the Company that owns Springer (see Note 4). As a result, pursuant to IRFS 5, SMC's assets and liabilities were classified as assets held for sale and liabilities held for sale as of September 30, 2015.

10.	OTHER ASSETS

	September 30, 2015	December 31, 2014
Other receivables	$156,039	$36,315
Prepaid expenses and deposits	188,537	290,830
Reclamation bonds	90,902	875,357
Deferred income taxes	425,056	—
	$860,534	$1,202,502

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2015	December 31, 2014
Trade payables	$2,003,572	$733,995
Deposit - reinsurance assumption contracts	3,323,940	—
Accrued payroll	33,709	90,368
	$5,361,221	$824,363

12.	SHARE CAPITAL AND RESERVES

Authorized share capital

In April 2014, in conjunction with the reorganization transaction, the Company's Board of Directors approved changes to the authorized share capital. The Company is authorized to issue 12,000,000 shares of restricted voting stock at a par value of $0.001. Shares of Till have restricted voting rights, whereby no single shareholder of Till is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till shares.  However, if any one shareholder of Till beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till shares, the 9.9% restriction will no longer apply to the Till shares.

15

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

The Company completed a quasi-reorganization effective December 31, 2014 to restate its Share capital to an amount equal to its then issued and outstanding shares multiplied by the par value per share of $0.001, or $3,569. The quasi-reorganization also eliminated the Company's historical deficit and increased contributed surplus. Because assets had been stated at approximate fair values, the quasi-reorganization had no effect on reported assets.

A quasi-reorganization is an accounting process and transaction that results in eliminating the accumulated deficit in retained earnings. This accounting process and transaction is limited to a reclassification of accumulated deficits as a reduction of share capital. The Company implemented the quasi-reorganization effective December 31, 2014 upon completion of the Company's revised business strategy and operating plans, and as a result thereof entered into the insurance and reinsurance business.

Stock options and warrants

The Company adopted an incentive stock option plan (the “2014 Stock Option Plan”), under which Till’s board of directors may, from time to time and in its sole discretion, award options to acquire shares of the restricted voting stock of the Company to directors, employees and consultants. During the nine months ended September 30, 2015, the Company recognized share based compensation related to options of $182,371, which is reported in the condensed consolidated statement of comprehensive loss. At September 30, 2015, the Company has 247,610 stock options outstanding with a weighted average exercise price of $17.58.

Till's board of directors may, from time to time and in its sole discretion, issue warrants to acquire shares of the restricted voting stock of the Company. During the nine months ended September 30, 2015, the Company issued 171,000 warrants with an exercise price of $9.50 to MSRE and recognized share based compensation related to warrants of $230,303, which is reported in the condensed consolidated statement of comprehensive loss. At September 30, 2015, the Company has 179,500 warrants outstanding with a weighted average exercise price of $9.92.

Treasury shares

The Company purchased and subsequently canceled 139,900 shares of the Company's restricted voting shares during the nine months ended September 30, 2015 pursuant to a Normal Course Issuer Bid program approved by the Company's directors in September 2014.

13.	EARNINGS PER SHARE

The Company uses the treasury stock method to calculate diluted earnings per share. Following the treasury stock method, the numerator for the Company’s diluted earnings per share calculation remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options and warrants does not result in an adjustment to profit or loss.

Stock options to purchase 247,610 restricted voting shares were outstanding at September 30, 2015 (December 31, 2014 – 307,863). Warrants to purchase 179,500 restricted voting shares were outstanding at September 30, 2015 (December 31, 2014 – 8,500). These stock options and warrants were excluded in the calculation of diluted earnings per share because the exercise price of the awards was greater than the weighted average market value of the restricted voting shares in the nine months ended ended September 30, 2015.

14.	SEGMENT INFORMATION

As at September 30, 2015	Omega	RRL	Controlled subsidiaries	All others	Total
Assets
Cash and cash equivalents	$1,855,929	$6,984,929	$540	$125,003	$8,966,401
Investments	19,434,131	4,998,466	114,355	267,705	$24,814,657
Premiums and ceded claims receivable	8,564,786	—	—	—	$8,564,786
Unpaid claims ceded	10,863,927	—	—	—	$10,863,927
Unearned premiums ceded	1,418,126	—	—	—	$1,418,126
Deferred policy acquisition costs	427,049	—	—	—	$427,049
Assets held for sale	—	—	6,257,066	—	$6,257,066
Investment in associate	—	1,012,273	—	—	$1,012,273
Note receivable from associate	—	2,867,852	—	—	$2,867,852
Property, plant and equipment	38,033	—	—	562,340	$600,373
Royalty and mineral interests	—	24,158	(237,971)	586,050	$372,237
Other assets	471,499	10,978	175,048	203,009	$860,534
Goodwill	3,999,180	346,590	—	—	$4,345,770
	47,072,660	16,245,246	6,309,038	1,744,107	71,371,051
Liabilities
Provision for outstanding claims and adjustment expenses	19,508,926	5,224,094	—	—	24,733,020
Claims and ceded premiums payable	8,436,060	—	—	—	8,436,060
Unearned premiums	1,631,864	—	—	—	1,631,864
Unearned commissions	399,711	—	—	—	399,711
Accounts payable and accrued liabilities	4,300,301	26,500	196,707	837,713	5,361,221
Other liabilities	—	73,987	12,208	270,463	356,658
	$34,276,862	$5,324,581	$208,915	$1,108,176	$40,918,534

16

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

As at December 31, 2014	Omega	RRL	Controlled subsidiaries	All others	Total
Assets
Cash and cash equivalents	$—	$15,277,917	$591,225	$1,165,309	$17,034,451
Investments	—	8,592,282	270,156	428,902	$9,291,340
Reinsurance contract receivable	—	6,087,262	—	—	$6,087,262
Property, plant and equipment	—	—	4,388,455	637,254	$5,025,709
Royalty and mineral interests	—	24,158	13,233,533	570,467	$13,828,158
Other assets	—	5,156	1,037,396	159,950	$1,202,502
Goodwill	—	346,591	—	—	346,591
	—	30,333,366	19,520,765	2,961,882	52,816,013
Liabilities
Provision for outstanding claims and adjustment expenses	—	6,771,623	—	—	6,771,623
Accounts payable and accrued liabilities	—	329,407	530,809	(35,853)	824,363
Other liabilities	—	72,329	28,511	291,835	392,675
	$—	$7,173,359	$559,320	$255,982	$7,988,661

Three months ended September 30, 2015	Omega	RRL	Controlled subsidiaries	All others	Total
Revenue
Premiums earned	$901,155	$—	$—	$—	$901,155
Insurance contract novation	—	(5,246,208)	—	—	$(5,246,208)
Investment income (loss), net	121,650	109,316	(33,747)	(317,558)	$(120,339)
Other income	115,692	—	(41,032)	6,206	$80,866
	1,138,497	(5,136,892)	(74,779)	(311,352)	(4,384,526)
Expenses
Claims and claims adjustment expenses	73,005	—	—	—	73,005
Insurance contract novation	—	(5,113,010)	—	—	(5,113,010)
General and administrative expenses	111,097	86,383	313,530	540,816	1,051,826
Staff costs	227,782	—	—	337,821	565,603
Stock-based compensation	—	—	12,599	27,126	39,725
Mineral property impairment	—	—	3,380,891	16	3,380,907
Write-off of property, plant and equipment	—	—	7,245	595	7,840
Foreign exchange (gain) loss	—	—	872,524	(14,096)	858,428
Interest and other expense	—	—	—	10,623	10,623
Other (gains) and losses	—	291,641	—	—	291,641
	411,884	(4,734,986)	4,586,789	902,901	1,166,588
Loss before income taxes	726,613	(401,906)	(4,661,568)	(1,214,253)	(5,551,114)
Income tax expense	(158,900)	—	—	—	(158,900)
Income (loss) for the period	$567,713	$(401,906)	$(4,661,568)	$(1,214,253)	$(5,710,014)

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Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

Nine months ended September 30, 2015	Omega	RRL	Controlled subsidiaries	All others	Total
Revenue
Premiums earned	$941,077	$—	$—	$—	$941,077
Insurance contract novation	—	(5,246,208)	—	—	(5,246,208)
Investment income (loss), net	189,170	(212,713)	(77,511)	(768,921)	(869,975)
Other income	155,864	—	26,208	130,301	312,373
	1,286,111	(5,458,921)	(51,303)	(638,620)	(4,862,733)
Expenses
Claims and claims adjustment expenses	253,215	—	—	—	253,215
Insurance contract novation	—	(5,113,010)	—	—	(5,113,010)
General and administrative expenses	139,236	161,424	876,828	2,076,315	3,253,803
Staff costs	286,407	—	—	500,143	786,550
Stock-based compensation	—	—	40,968	412,674	453,642
Mineral property impairment	—	—	4,434,142	16	4,434,158
Write-off of property, plant and equipment	—	—	89,195	22,050	111,245
Foreign exchange (gain) loss	—	—	2,519,348	(5,189)	2,514,159
Interest and other expense	—	—	—	122,047	122,047
Other (gains) and losses	—	291,641	—	—	291,641
	678,858	(4,659,945)	7,960,481	3,128,056	7,107,450
Loss before income taxes	607,253	(798,976)	(8,011,784)	(3,766,676)	(11,970,183)
Income tax expense	(138,603)	—	—	—	(138,603)
Income (loss) for the period	$468,650	$(798,976)	$(8,011,784)	$(3,766,676)	$(12,108,786)

The segment information follows the Company's processes for internal reporting, on the basis of which management evaluates the performance of segments and decides on the allocation of resources to them. The "All others" column includes activities that cannot be reasonably allocated to the segments identified and the elimination of cross-segment transactions. These are principally the service and financing functions of the Company. Due to the change of accounting period of the Company and its controlled subsidiaries in 2014, it is not practical to present segment information for the three months and ten months ended September 30, 2014.

15.	RELATED PARTY DISCLOSURES

The Company is party to service agreements with SPD whereby the Company provides accounting, corporate communications, and other management services on a cost-plus recovery basis, and was party to service agreements with GPY whereby the Company provided similar services as to SPD on a cost-plus recovery basis. The agreements with GPY were terminated on July 31, 2015. During the three months ended September 30, 2015, the Company charged SPD a total of $53,243 and GPY a total of $18,036 for those services. During the nine months ended September 30, 2015, the Company charged SPD a total of $192,836 and GPY a total of $79,376 for those services.

On August 28, 2015, the Company signed a Promissory Note (the "Note") issued by SPD to the Company. The principal on the note is limited to $275,000, which amount represents the maximum that SPD may borrow, but is not obligated to do so. The annual interest rate on any balance on the Note is 12% and, in addition to other repayment provisions, the note must be repaid by December 31, 2015. As of September 30, 2015, $235,000 had been loaned to SPD under the Note agreement.

16.	RISK MANAGEMENT

As a result of the acquisition of Omega, the Company's risks exposure and risks management have changed.

The Company is subject to a number of risks, including the risks summarized below. The risks and uncertainties summarized below are those believed to be material, but they may not be the only risks faced by the Company. If any of these risks, or any other risks and uncertainties that have not yet been identified by the Company or that the Company currently considers not to be material, actually occur or become material risks, the business, prospects, financial condition, results of operations, and cash flows of the Company could be materially and adversely affected.

Insurance risk

The Company principally issues general insurance and reinsurance contracts in the personal property, commercial property, and liability lines of business. Under these general insurance and reinsurance contracts, the Company is exposed to certain risks defined in the general insurance and reinsurance contracts.

In addition to general insurance contracts, the Company also assumes portfolios of existing claims from other insurers through assumption reinsurance transactions. These portfolios of claims could be from any line of business that the transferring insurer wrote in the past. Under these assumption reinsurance transactions, the Company is exposed to certain risks defined in the underlying insurance contracts that were originally written by the transferring insurer.

18

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

The principal risk the Company faces under both the general insurance and reinsurance contracts and assumption reinsurance contracts is that the actual claims and benefit payments, or the timing thereof, differs from the expectations used to price the general insurance and reinsurance contracts or assumption reinsurance transactions. That uncertainty results from the frequency of claims, severity of claims, emergence of unknown claims, actual benefits paid, and subsequent development of long-term claims. For long-term claims that may take years to settle, the Company is also exposed to inflation risk. The objective of the Company is to ensure that sufficient reserves are available to cover these exposures.

Risk exposure is mitigated through the use of various claim review strategies and guidelines to reduce the risk exposure for the Company. The Company purchases reinsurance as part of its risk mitigation strategies. Reinsurance is placed on both a proportional and non-proportional basis. The use of proportional and non-proportional reinsurance varies by line of business.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by management of its working capital to assess that the estimated expenditures will not exceed share capital and debt financings, or proceeds from property sales or option exercises. Omega is exposed to liquidity risk to the extent that the sale of a fixed income security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows. To mitigate this risk, Omega has policies to ensure that assets and liabilities are broadly matched in terms of their duration.

At September 30, 2015, the Company had a working capital balance of $22,421,900.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, investments, balances receivable from policyholders and reinsurers, and reclamation bonds. To mitigate the credit risk in investment in debt securities, Omega has policies in place to limit and monitor its exposure to individual issuers and classes of issuers of debt securities that do not carry the guarantee of a national or Canadian provincial government. The Company's credit exposure to any one individual policyholder is not material. The Company's policies are distributed by brokers and agents who manage cash collection on its behalf and the Company monitors its exposure to brokers and agents. The Company has policies in place that limit its exposure to individual reinsurers and conducts regular review processes to assess the creditworthiness of reinsurers with whom it transacts business.

Reclamation bonds consist of term deposits and guaranteed investment certificates that have been invested with reputable financial institutions from which management believes the risk of loss to be minimal.

Historically cyclical business

The insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted an increase in pricing and, thus, more favorable premium levels. An increase in premium levels is often, over time, offset by an increasing supply of insurance and reinsurance capacity, either from capital provided by new entrants or by additional capital committed by existing insurers or reinsurers that may cause prices to decrease. In addition, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms, and fewer opportunities to underwrite insurance risks, which could have a material adverse effect on the Company’s results of operations and cash flows.

Inability to accurately assess underwriting risk

The Company’s underwriting success is dependent on its ability to accurately assess the risks associated with the business on which the risk is retained. For the RRL business, the Company relies on the experience of MSRE's underwriting staff in assessing these risks for reinsurance contracts. If the Company fails to accurately assess the risks it retains, the Company may fail to establish appropriate premium rates which, in turn, could reduce its net earnings.

Changes in regulations and regulatory actions

The Company's insurance businesses are subject to regulation in the jurisdictions in which the Company operates. Such regulations may relate to, among other things, the types of business that can be written, the premium rates that can be charged, the level of capital that must be maintained, and restrictions on the types and size of investments that can be made. Accordingly, changes in regulations related to these or other matters or regulatory actions that impose restrictions on the Company's insurance companies may have a material adverse effect on the Company’s results of operations and cash flows.

The Company may be unsuccessful in competing against larger or more well-established businesses

The Company faces competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than the Company and that have greater financial, marketing, and other resources than the Company does. Some of these competitors also have more experience and market recognition than the Company does. Furthermore, it may be difficult or prohibitively expensive for the Company to implement technology systems and processes that are competitive with the systems and processes of these larger companies. The Company cannot assure that it will maintain its current competitive position in the markets in which it operates, or that it will be able to expand its operations into new markets; if the Company fails to do so, its results of operations and cash flows could be materially adversely affected.

19

Till Capital Ltd.

Notes to the Condensed Consolidated Financial Statements

September 30, 2015

(Unaudited - Expressed in US dollars)

The Company invests a significant amount of its assets in securities that have experienced market fluctuations

At September 30, 2015, a large amount of the Company’s investment portfolio was invested in marketable securities. The fair value of these investments and the related investment income fluctuate depending on general economic and market conditions, including volatility in the financial markets and the economy as a whole.

The impact of fluctuations in the market prices of securities affects the Company’s financial statements. Changes in the fair value of these securities are included in net unrealized investment gain or loss within the Company’s income.

Since 2008, the financial markets and the economy have been severely affected by various events. Those events have impacted interest rates and have caused large write-downs in the Company's and other companies’ financial instruments either due to the market fluctuations or the impact of the events on the debtors’ financial condition. Turmoil in the financial markets and the economy, particularly related to potential future ratings downgrades, and/or impairment of debt securities of sovereign issuers, could adversely affect the valuation of the Company’s investments that could have a material adverse effect on the Company’s financial position and results of operations.

Interest rate risk

The Company has no significant debt outstanding; accordingly, the Company's sensitivity to the change in market rates of interest would have no material effect on the Company's interest expense.

Capital risk

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity to be capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares through public and/or private placements, acquire or sell assets, increase or reduce debt, or return capital to shareholders.

Availability of financing

There is no assurance that additional funding will be available to the Company to increase the underwriting capacity of the Company's insurance and reinsurance business. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of any such financing would be favorable. Failure to obtain such additional financing could have a material adverse effect on the Company’s results of operations and cash flows.

Foreign currency risk

The Company's presentation currency is the US dollar. The functional currencies of the Company's subsidiaries are US dollars and Canadian dollars. The Company converts foreign currency amounts to the functional currency and reports the resulting foreign exchange gains or losses in earnings. Functional currency amounts of assets and liabilities are translated into US dollars and the unrealized gain or loss from this translation is reported as part of ordinary shareholders’ equity. The change in unrealized foreign currency translation gain or loss during any reporting period is a component of comprehensive income or loss. The Company currently does not hedge its foreign exchange risk.

Management

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

Outsourcing relationships

The Company outsources certain business and administrative functions to third parties and may continue to do so in the future. If the Company fails to develop and implement its outsourcing strategies or if its third-party providers fail to perform as anticipated, the Company may experience operational difficulties, increased costs, and a loss of business that may have a material adverse effect on its results of operations or financial position. Furthermore, the Company may be responsible for the actions of such third parties, particularly if they violate or are inconsistent with applicable regulatory requirements. By outsourcing certain business and administrative functions to third parties, the Company may be exposed to enhanced risk of data security breaches. Any breach of data security could damage the Company’s reputation and/or result in monetary damages that could have a material adverse effect on the Company’s financial condition or results of operations.

Risks inherent in acquisitions

The Company may seek to acquire securities or other interests in other companies consistent with its investment and growth strategy. Such acquisitions involve inherent risks, including, but not limited to, (a) unanticipated costs; (b) potential loss of key employees of the Company or the business acquired; (c) unanticipated changes in business, industry, or general economic conditions that affect the assumptions underlying the acquisition; and /or (d) a decline in the value of the acquired business or assets. Any one or more of these factors could cause the Company to not realize the anticipated benefits of the acquisition. The Company may also be required to use available cash, incur debt, issue securities, or a combination of these potential sources of funds to complete an acquisition. These conditions could affect the Company’s future flexibility and ability to raise capital, operate or develop its business, and could dilute its existing shareholders’ holdings as well as decrease the trading price of its common shares. There is no assurance that, when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business or asset to be acquired.

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